Exhibit 99(e)(11)

May 23, 2002

VIA HAND DELIVERY

Charles Ortmeyer
PeoplePC, Inc.

Re: Retention Payment

Dear Chuck:

        As you know, the Company is having discussions with third parties regarding the potential acquisition of all or substantially all of the stock or assets of the Company (the "Transaction"). The Transaction may or may not be successfully concluded. In consideration of your continued employment, PeoplePC Inc. is pleased to offer you the following agreement regarding payments that will be made in the circumstances set forth below. As used herein, the term "Company" includes the Company and any successor in interest to the Company.

        1.    Entitlement To Retention Payment.

          a. Subject to the terms and conditions of this Agreement, and without regard to the occurrence or non-occurrence of a change in control or other reorganization of the Company, the Company will pay to you an Retention Payment if the Transaction Closes during the Term of this Agreement and you remain employed by the Company or its successor in interest as of a date that is 30 calendar days after the date of Closing (the "Determination Date"). The Transaction will be considered "Closed" (i) in the case of a tender offer or exchange offer transaction, on the date that the transfer of tendered shares takes place; or (ii) in the case of "one step" merger transaction, on the effective date of the merger.

          b. The amount of the Retention Payment is specified in Exhibit "A" hereto.

        2.    Entitlement to Severance Payment.

          a. Subject to the terms and conditions of this Agreement, and without regard to the occurrence or non-occurrence of a change in control or other reorganization of the Company, the Company will pay to you a Severance Payment if at any time during the Term of this Agreement, the Company terminates your employment without Cause (defined below) or if you resign your employment for Good Reason (defined below); provided, however, that the Company will not be obligated to pay to you a Severance Payment if prior to such termination or resignation the Company has become obligated to pay the Retention Payment under paragraph 1. It is not the intent of this Agreement that you will receive a Severance Payment in addition to a Retention Payment. Further, a condition to your right to receive the Severance Payment is that you must first sign a general release of claims in favor of the Company in the form attached hereto as Exhibit B.

          b. You will not be entitled to receive the Severance Payment if the Company terminates your employment for Cause or if you resign from your employment for a reason that does not constitute Good Reason.

          c. Severance Payment. The amount of the Severance Payment is specified in Exhibit "A" hereto.

        3.    Payment Terms.    The Retention Payment or Severance Payment will be paid in a single lump sum within ten days after (a) the Determination Date, in the case of an Retention Payment, or (b) the effective date of receipt of the general release of claims, in the case of the Severance Payment. The Retention Payment or the Severance Payment, as the case may be, will be subject to standard payroll deductions and withholdings.

        4.    Definitions.

          a. "Cause" means

        (i)
        a pattern of material breach or willful disregard of your material duties to the Company, including insubordination, misconduct, excessive absenteeism, willful neglect, or persistent unsatisfactory performance of job duties, which unsatisfactory performance continues for a period of 10 days after Company gives you written notice describing such unsatisfactory performance.

        (ii)
        your willful disobedience of orders and directives of the Board;

        (iii)
        your conviction or plea of guilty or nolo contendere of a felony or crime involving dishonesty or moral turpitude; or

        (iv)
        commission of any material act related to the affairs of the Company and involving dishonesty or fraud on your part.

          b. "Good Reason" means your resignation based upon

        (i)
        Company's reduction of your Base Salary, or a material diminution in your equity participation under the Company's (or any successor's) stock option or other benefit plans;

        (ii)
        the Company's material breach of any of its material obligations owed to you as an employee, which breach remains uncured for a period of 10 days after you give written notice to Company specifically describing such breach;

        (iii)
        a change in your title, reporting relationship, or a material diminution in your duties or responsibilities as General Counsel;

        (iv)
        relocation of your principal workplace more than twenty-five miles from your principal workplace as of the date hereof made without your written consent; or

        (v)
        the Company's failure to obtain an agreement to assume and perform this Agreement from any corporate entity that succeeds to the interests of the Company.

          c. "Base Salary" means your base salary as of the Termination Date, excluding: any bonus payments, commissions, incentive payments or any other remuneration paid directly to you, or any other income received in connection with stock options, contributions made by the Company under any employee benefit plan, or similar items of compensation.

        5.    Term.    The term of this Agreement (the "Term") shall commence as of May 23, 2002 and terminate on September 30, 2002.

        6.    Acknowledgement of Satisfaction of Incentive Bonus Payments.    You agree to waive any right or expectation that additional Monthly Incentive Bonuses would be paid to you relating to the period January 1, 2002 to April 30, 2002 under that certain letter agreement dated June 29, 2001 between the Company and you regarding "Incentive Bonuses and Severance Payments" (the "Previous Letter Agreement"). You acknowledge and agree that the Company has performed in full its obligations under the Previous Letter Agreement.

        7.    At-Will Employment.    Nothing in this Agreement alters the at-will nature of your employment relationship with the Company. Subject to the terms of this Agreement, either you or the Company may terminate your employment relationship at any time, with or without Cause or advance notice.

        8.    Dispute Resolution Process.    All disputes, claims and causes of action, in law or equity, arising from or relating to this Agreement or its enforcement, performance, breach or interpretation shall be resolved solely and exclusively by final and binding arbitration before Judicial Arbitration & Mediation Services, Inc. ("JAMS") in San Francisco, California, using a single arbitrator, under the then-existing JAMS employment arbitration rules. However, nothing in this section is intended to prevent either you or the Company from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any such arbitration.

        9.    Miscellaneous.    This Agreement constitutes the complete, final and exclusive embodiment of the entire agreement between you and the Company with regard to the Retention Payment and the Severance Payment. It is entered into without reliance on any promise or representation, written or oral, other than those expressly contained herein, and it supersedes any other such promises, warranties or representations. Because of this individual Agreement, you will not be eligible to receive severance benefits under the PeoplePC Severance Benefit Plan or any other Company-wide severance plan or practice. This Agreement may not be modified or amended except in writing signed by you and a duly authorized officer of the Company. This Agreement will be deemed to have been entered into and will be construed and enforced in accordance with the laws of the State of California as applied to contracts made and to be performed entirely within California.

The Company appreciates your continuing contributions to PeoplePC. Please sign below to indicate your understanding and acceptance of this Agreement and return the signed original to me at your earliest convenience.

Very truly yours,

PeoplePC Inc.

By:	/s/ NICK GROUF Chief Executive Officer
ACCEPTED AND AGREED:
/s/ CHARLES ORTMEYER Charles Ortmeyer

EXHIBIT A

The Retention Payment will be an amount equal to $150,000.

The Severance Payment will be an amount equal to $150,000.

EXHIBIT A

RELEASE
(Employees 40 and Older)

        Certain capitalized terms used in this Release are defined in the Severance Benefit Plan (the "Plan") which I have executed and of which this Release is a part.

        I hereby confirm my obligations under the Company's proprietary information and inventions agreement.

        I acknowledge that I have read and understand Section 1542 of the California Civil Code which reads as follows: "A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor." I hereby expressly waive and relinquish all rights and benefits under that section and any law or legal principle of similar effect in any jurisdiction with respect to my release of unknown and unsuspected claims.

        In exchange for the consideration provided to me under the Plan that I am not otherwise entitled to receive, I hereby generally and completely release the Company and its directors, officers, employees, shareholders, partners, agents, attorneys, predecessors, successors, parent and subsidiary entities, insurers, affiliates, and assigns from any and all claims, liabilities and obligations, both known and unknown, that arise out of or are in any way related to events, acts, conduct, or omissions occurring prior to and including the date that I sign this Release. This general release includes, but is not limited to: (A) all claims arising out of or in any way related to my employment with the Company or the termination of that employment; (B) all claims related to my compensation or benefits from the Company, including salary, bonuses, commissions, vacation pay, expense reimbursements, severance pay, fringe benefits, stock, stock options, or any other ownership interests in the Company; (C) all claims for breach of contract, wrongful termination, and breach of the implied covenant of good faith and fair dealing; (D) all tort claims, including claims for fraud, defamation, emotional distress, and discharge in violation of public policy; and (E) all federal, state, and local statutory claims, including claims for discrimination, harassment, retaliation, attorneys' fees, or other claims arising under the federal Civil Rights Act of 1964 (as amended), the federal Americans with Disabilities Act of 1990, the federal Age Discrimination in Employment Act of 1967 (as amended) ("ADEA"), the California Fair Employment and Housing Act (as amended), the Illinois Human Rights Act, the Cook County Human Rights Ordinance, the Massachusetts Fair Employment Practice Act (as amended), and the Massachusetts Equal Rights Act (as amended); provided, however, that nothing in this paragraph shall be construed in any way to release the Company from its obligation to indemnify me pursuant to the Company's indemnification obligation pursuant to agreement or applicable law.

        I acknowledge that I am knowingly and voluntarily waiving and releasing any rights I may have under ADEA. I also acknowledge that the consideration given under the Plan for the waiver and release in the preceding paragraph is in addition to anything of value to which I was already entitled. I further acknowledge that I have been advised by this writing, as required by the ADEA, that: (A) my waiver and release do not apply to any rights or claims that arise after the date I execute this Release; (B) I have the right to consult with an attorney prior to executing this Release; (C) I have forty-five (45) days to consider this Release (although I may choose to voluntarily execute this Release earlier); (D) I have seven (7) days following the date I execute this Release to revoke the Release, by providing written notice of any such revocation to the Company's Chief Executive Officer; and (E) this Release will not be effective until the date upon which the revocation period has expired, which will be the eighth day after I sign and deliver this Release to the Company.

[Name of Employee]

Date: